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                                   Exhibit 16



Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

June 21, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years. This individual is no longer with Arthur Andersen LLP.

We have read the second and third paragraphs of Item 4 included in the Form 8-K dated June 24, 2002 of TB Wood's Corporation to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,


/s/ Arthur Andersen LLP
Arthur Andersen LLP

CC:   Thomas F. Tatarczuch, Vice President-Finance
      TB Wood's Corporation